May 12, 2006

via facsimile, overnight mail and EDGAR

Mr. Ernest Greene

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC  20549-7010

Re:          Quixote Corp.

Form 10-K for Fiscal Year Ended June 30, 2005

Form 10-Q for Fiscal Quarter Ended September 30, 2005

File No. 1-8123

Dear Mr. Greene:

We are submitting this letter in response to the comment received from the Staff of the Securities and Exchange Commission by letter to Quixote Corporation (the “Company” or “Quixote” or “we”) dated April 28, 2006. The numbered comments in your letter have been incorporated in their entirety in the corresponding paragraph numbers below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

Comment

Financial Statements

Note 16, Industry Segments, page 48

1.     We have read your response to comment one from our letter dated April 14, 2006 and we have no further comments regarding your reportable segments.

We note that you wrote-off goodwill of $26.1 million related to UST in fiscal 2004. Please tell us how much of the remaining goodwill balance from the Inform segment at June 30, 2005 is related to US Traffic and Peek Traffic. If any of the remaining balance is related to US Traffic and Peek Traffic, please provide us with additional information to help us understand your evaluation of this goodwill in light of their pretax losses for fiscal year ended June 30, 2005.

Response

1.     As of June 30, 2005, the amount of goodwill relating to U.S. Traffic Corporation (UST) and Peek Traffic (Peek Traffic), collectively the reporting unit of Quixote Traffic Corporation (QTC), was $11,397,000 of the $21,174,000 of goodwill for the Inform segment.

We engage an independent financial advisor to assist us in the valuation to assess whether goodwill and long-lived assets are impaired on an annual basis. Their valuation is based on both a market approach and an income approach in the form of a discounted cash flow methodology and includes an independent review of management’s assumptions.

As of June 30, 2004, UST and Peek Traffic were considered two distinct reporting units prior to the rationalization and integration activities which were described in our letter to the Staff dated March 30, 2006. For the year ended June 30, 2004, the operating loss for UST was $3,955,000 and Peek Traffic recorded $1,003,000 in operating profit for the seven months it was part of our company. At the time the 2004 valuation was performed, the existing six-year highway bill had been expired since September 30, 2003 and state and municipal budgets were constrained due to weak national and local economies. The timing of the signing of the new six-year highway bill and improvement in state and municipal budgets was uncertain. Due to this uncertainty, we had poor visibility into our market and it was difficult to forecast optimism for fiscal 2005 and beyond. The fiscal 2005 budget for QTC, approved by the Board of Directors, expected QTC to record a net $2,221,000 operating loss, comprised of a $5,239,000 operating loss for UST and $3,018,000 in operating profit for Peek Traffic. As a result of the impairment valuation as of June 30, 2004, $18,363,000, or 78%, of the value of UST goodwill was recorded as an impairment charge. Additional impairment of intangible assets and fixed assets in the amount of $4,372,000, or 64% of the value, was also recorded. No impairment charges were recorded for Peek Traffic.

As a result of the level of integration activities which occurred during fiscal 2005, we considered QTC one reporting unit as of June 30, 2005 in performing the impairment valuation. We expected QTC to break-even at the operating profit line in fiscal 2006 according to the consolidated budget approved by our Board of Directors. We also expected that sales and profitability would continue to grow and improve in future years. At the time the 2005 valuation was performed, the signing of the new six-year highway bill (SAFETEA-LU) was imminent and was enacted in August 2005. Our QTC budget was based on our expectation that the signing of the new highway bill and improving state and municipal budgets would lead to a rebound in QTC sales and profitability, particularly in the second half of fiscal 2006. The fiscal 2006 budget included revenues from two large orders expected to be recorded primarily in the second half of this year. First, we were preliminarily awarded an $8 million order to upgrade pedestrian signals in the Los Angeles city area nearly a year ago. However, because of internal bureaucratic issues within the city of Los Angeles, we did not receive the formal award until April 2006 and we will not likely record the revenue this fiscal year. Second, we expected the award of a $3 million tunnel lighting project in the second half of this fiscal year, which has not yet materialized. In addition, the fiscal 2006 budget anticipated that we would realize benefits from the integration and cost saving initiatives which occurred during fiscal 2005. Based upon the results of the impairment valuation as of June 30, 2005, no impairment charges were recorded for QTC.

Through the first half of this fiscal year, QTC was $1.7 million behind budget in sales and $600,000 behind budget in operating loss due in part to the delays in the orders noted above. After the second quarter, we anticipated that budgeted results for the fiscal 2006 could be achievable if sales rebounded to the levels originally expected with the overall improvement in our market. However, based upon the results for the most recent third quarter, we decided in April 2006 to undertake a restructuring plan to improve the profitability of QTC. Prior to that decision, we do not believe that an event occurred during fiscal 2006 which required goodwill or long-lived assets to be tested for impairment in accordance with paragraph 28 of SFAS No. 142, “Goodwill and Other Intangible Assets” and paragraph 8 of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

As disclosed in our Form 8-K dated April 25, 2006, we may need to record a goodwill impairment charge in the fourth quarter in connection with the impairment review we are currently undertaking.

Please contact me with any questions at (312)705-8400.

Sincerely,

/s/ Daniel P. Gorey

Daniel P. Gorey
Vice President, Chief Financial Officer and Treasurer